

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2021

Gregory Bankston
Manager
UC Asset LP
2299 Perimeter Park Drive, Suite 120
Atlanta, Georgia 30341

> **Re: UC Asset LP**
> **Amendment No. 3 to Registration Statement on Form 10-12G**
> **Filed March 11, 2021**
> **File No. 000-56203**

Dear Mr. Bankston:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form 10-12G filed March 11, 2021

General

1. We note your response to comment 1. The assignment agreements filed as exhibits reflect that SHOC and HOTAL were the wholly owned subsidiaries at the time of the agreements. Please clarify the material terms of the acquisition of SHOC and Hotal, including the party from whom you acquired these entities and the affiliation. If there are acquisition agreements, other than the assignment agreements, please file as exhibits. Lastly, please file executed agreements.

Note 4 - Fair Value of Financial Instruments, page F-9

2. We note your response to our prior comment 4. Please address the following with respect to your conclusion that you meet the criteria to apply investment company accounting under ASC 946:

    - Tell us whether the management of the noninvestment company partnerships (Atlanta Landsight LLC, SHOC LLC and Hotal LLC) are affiliates of the company. In your response tell us the individuals that make up the management teams of each entity and their relationship, if any, to UC Asset LP.
    - Provide us with a more detailed description of the bylaws that allow the company to select and replace management of the unconsolidated subsidiaries, and clarify for us whether there are any limitations on your ability to replace management of these entities.
    - Explain to us in greater detail the business purpose of your organization structure, and clarify for us why your real estate investment activities are performed through noninvestment company partnerships.
    - It appears from your disclosure on pages 1 - 4 of your filing that your business purpose is to invest in portfolio of investment partnerships for the purpose of capital appreciation. However, elsewhere in your filing it appears that your business purpose is to own and manage a portfolio of real estate properties. For example, your risk factors on page 6 discuss the potential inability to make distributions to limited partners because of unanticipated capital improvements required to be made to your properties. Please clarify for us whether your business purpose is to invest in a portfolio of partnership entities or to invest in a portfolio of real estate assets and revise the disclosure throughout your filing as necessary.
    - Tell us whether you have an exit strategy with respect to your investments in the noninvestment company partnerships and how that strategy has been communicated to investors.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Richard W. Jones